February 13, 2026

Tim Vanderhook
Chief Executive Officer
Viant Technology Inc.
2722 Michelson Drive, Suite 100
Irvine, CA 92612

       Re: Viant Technology Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-40015
Dear Tim Vanderhook:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology